Exhibit 99.2

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for

Third Quarter 2014

LAKE FOREST, IL November 12, 2014 — UCI Holdings Limited (“Holdings”), the parent company of UCI International, Inc. (“UCI International”), today announced results for the third quarter ended September 30, 2014. Net sales for Holdings were $251.3 million for the quarter compared to $252.1 million for the quarter ended September 30, 2013. The company, a leading manufacturer of vehicle replacement parts, reported that net sales to third parties increased in the OEM and traditional channels, with declines in the retail, heavy duty and OES (new car dealer service) channels. Net sales for the third quarter of 2014 also included $11.7 million in related party sales to FRAM Group, compared to $17.1 million for the third quarter of 2013.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $26.9 million for the third quarter, compared with $29.7 million for the quarter ended September 30, 2013. The reconciliation of adjusted EBITDA to net income (loss) is set forth in Schedule A.

Net income for the quarter was $2.6 million, including $5.1 million, net of tax, in special charges, consisting of restructuring costs, costs of a corporate strategic review, business optimization costs, and costs of obtaining new business. Excluding these items, adjusted net income would have been $7.7 million for the quarter. Adjusted net income for the third quarter of 2013 was $0.8 million, excluding $2.6 million, net of tax, in special charges, consisting of business optimization costs, costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group, restructuring costs, costs of obtaining new business and class action and other litigation costs.

“Revenue was flat with last year’s quarter, with new business led by the strong performance of our OEM cooling systems products being offset by lower customer pricing and lower related party sales to FRAM Group,” said Bruce Zorich, Chief Executive Officer of UCI. “Lower customer pricing and unfavorable product mix continued to impact our adjusted EBITDA, but were partially offset by reduced costs from our OEM product introduction and our continued cost savings initiatives.”

As of September 30, 2014, the company’s cash on hand was $31.8 million and total debt was $708.9 million.

Conference Call

Holdings will host a conference call to discuss its results and performance on Thursday, November 13, 2014 at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from November 14, 2014 for a 14 day period, at www.uciholdings.com. Click on the UCI 2014 3rd Quarter Results button.

About UCI Holdings Limited

UCI Holdings Limited, through its wholly-owned subsidiary, UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that Holdings expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give Holdings’ current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of Holdings and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to Holdings’ operations and business environment, all of which are difficult to predict and many of which are beyond Holdings’ control. Holdings cautions investors that these uncertainties and factors could cause Holdings’ actual results to differ materially from those stated in the forward-looking statements. Holdings cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, Holdings undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net sales
Third party net sales	$239,544	$235,030	$714,351	$694,740
Related party net sales	11,716	17,061	40,030	55,619

Total net sales	251,260	252,091	754,381	750,359
Cost of sales	219,026	211,976	649,955	630,732

Gross profit	32,234	40,115	104,426	119,627
Operating expenses
Selling, general and administrative	(14,444)	(20,044)	(49,147)	(65,372)
Amortization of acquired intangible assets	(5,542)	(5,542)	(16,637)	(16,629)
Restructuring costs, net	(5,823)	(827)	(14,200)	(2,936)
Trademark impairment loss	—	—	(38,000)	—

Operating income (loss)	6,425	13,702	(13,558)	34,690
Other expense
Interest expense, net	(2,074)	(13,628)	(35,885)	(37,766)
Miscellaneous, net	(2,500)	(1,329)	(5,521)	(1,986)

Income (loss) before income taxes	1,851	(1,255)	(54,964)	(5,062)
Income tax benefit (expense)	790	(580)	19,463	(169)

Net income (loss )	2,641	(1,835)	(35,501)	(5,231)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(14,285)	814	(8,121)	518
Pension and OPEB liability, net of tax	31	631	93	1,951

Total other comprehensive (loss) income	(14,254)	1,445	(8,028)	2,469

Comprehensive loss	$(11,613)	$(390)	$(43,529)	$(2,762)

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	September 30, 2014	December 31, 2013
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$31,819	$76,619
Accounts receivable, net	204,131	221,872
Related party receivables	24,544	17,179
Inventories	232,926	202,412
Deferred tax assets	31,037	30,256
Assets held for sale	1,355	—
Other current assets	27,329	22,776

Total current assets	553,141	571,114
Property, plant and equipment, net	169,878	168,772
Goodwill	308,614	309,703
Other intangible assets, net	316,724	373,433
Deferred financing costs, net	12,357	14,622
Other long-term assets	1,568	4,115

Total assets	$1,362,282	$1,441,759

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$135,624	$152,052
Current maturities of long-term debt	23,161	3,176
Related party payables	1,331	587
Product returns liability	39,954	42,031
Interest payable	4,458	13,081
Accrued expenses and other current liabilities	59,569	58,665

Total current liabilities	264,097	269,592
Long-term debt, less current maturities	685,696	687,860
Pension and other post-retirement liabilities	57,896	62,256
Deferred tax liabilities	99,316	122,983
Long-term related party payables	361	361
Other long-term liabilities	2,663	2,925

Total liabilities	1,110,029	1,145,977
Contingencies
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(52,986)	(17,485)
Accumulated other comprehensive loss	(14,799)	(6,771)

Total shareholder’s equity	252,253	295,782

Total liabilities and shareholder’s equity	$1,362,282	$1,441,759

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands)

	Nine Months Ended September 30,
	2014	2013
Net cash used in operating activities	$(36,382)	$(365)

Cash flows from investing activities:
Capital expenditures	(27,059)	(25,286)
Proceeds from sale of property, plant and equipment	1,494	47

Net cash used in investing activities	(25,565)	(25,239)

Cash flows from financing actvities:
Revolver borrowings	20,000	—
Debt repayments	(2,303)	(2,285)

Net cash provided by (used in) financing activities	17,697	(2,285)

Effect of exchange rate changes on cash	(550)	(14)

Net decrease in cash and cash equivalents	(44,800)	(27,903)
Cash and cash equivalents at beginning of period	76,619	78,917

Cash and cash equivalents at end of period	$31,819	$51,014

Schedule A

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, we believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net income (loss)	$2.6	$(1.8)	$(35.5)	$(5.2)
Income tax (benefit) expense	(0.8)	0.5	(19.5)	0.1
Net interest expense	2.1	13.7	35.9	37.8
Depreciation and amortization expense	14.9	13.2	42.1	39.4

EBITDA	18.8	25.6	23.0	72.1
Trademark impairment loss	—	—	38.0	—
Restructuring costs, net	5.8	0.8	14.2	2.9
Business optimization costs	0.8	1.4	2.7	7.3
New business changeover and sales commitment costs	0.6	0.5	2.0	0.6
Strategic review costs	0.9	—	0.9	—
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	—	1.1	0.1	4.1
Cost of defending class action and other litigation	0.1	0.4	0.1	0.5
Unrealized loss on derivatives	0.1	—	0.1	—
Gain on forgiveness of debt	(0.1)	(0.1)	(0.1)	(0.1)
Collection of tax refunds	—	—	—	(1.9)
Miscellaneous non-operating expenses	(0.1)	—	—	0.1

Adjusted EBITDA	$26.9	$29.7	$81.0	$85.6

Net sales	$251.3	$252.1	$754.4	$750.3
Adjusted EBITDA margin	10.7%	11.8%	10.7%	11.4%